Exhibit (a)(4)

HCA	news

FOR IMMEDIATE RELEASE

Investor Contact:	Media Contact:
Mark Kimbrough	Jeff Prescott
(615) 344-2688	(615) 344-5708
HCA Completes Merger with Private Investor Group
Nashville, Tenn., Nov. 17, 2006 — HCA Inc. (NYSE: HCA) today announced the completion of a merger in which HCA has been acquired by a private investor group including affiliates of Bain Capital, Kohlberg Kravis Roberts & Co. and Merrill Lynch Global Private Equity, HCA founder Dr. Thomas F. Frist, Jr. and HCA management.
HCA announced on July 24, 2006 a definitive merger agreement with the investor group which called for HCA shareholders to receive $51 in cash, without interest, for each share of HCA common stock held. The total transaction is valued at approximately $33 billion, including the assumption or repayment of approximately $11.7 billion of debt.
“We are very pleased to partner with a group of experienced investors who share our commitment to maintaining HCA’s ‘patients first’ culture by continuing to focus on quality care and investing substantial resources into our facilities,” said Jack O. Bovender, Jr., Chairman and Chief Executive Officer of HCA. “We believe this provides a good return to our shareholders and effectively positions our company for continued growth and success.”
HCA common stock will cease trading on the New York Stock Exchange at market close on November 17, 2006, and will no longer be listed.
Shareholders of HCA who possess stock certificates will receive instructions and a letter of transmittal by mail from National City Bank, the paying agent, concerning how and where to forward their certificates for payment. For shares held in “street name” by a broker, bank or other nominee shareholders will not need to take any action to have shares converted into cash, as this will be done by the broker, bank or other nominee. Questions about the deposit of merger proceeds should be directed to the appropriate broker, bank or other nominee.
About HCA
HCA Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term “affiliates” includes direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners. At September 30, 2006, these affiliates owned and operated 172 hospitals, 95 freestanding surgery centers and facilities which provided extensive outpatient and ancillary services. Affiliates of HCA Inc. are also partners in joint ventures that own and operate seven hospitals and nine freestanding surgery centers which are accounted for using the equity method. The Company’s facilities are located in 21 states, England and Switzerland.
About Bain Capital
Bain Capital is one of the world’s leading private investment firms, with over 20 years of experience in management buyouts, and offices in Boston, New York, London, Munich, Hong Kong, Shanghai and Tokyo. For more information, visit www.baincapital.com.
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About KKR
KKR is one of the world’s oldest and most experienced private equity firms specializing in management buyouts, with offices in New York, Menlo Park, California, London, Paris, Hong Kong and Tokyo. For more information, visit www.kkr.com.
About Merrill Lynch Global Private Equity
Merrill Lynch Global Private Equity is the private equity investment arm of Merrill Lynch & Co, Inc. For more information visit www.ml.com.
Forward looking statements
This press release contains forward-looking statements based on current HCA management expectations. Those forward-looking statements include all statements other than those made solely with respect to historical facts. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the ability to recognize the benefits of the merger; (2) the impact of the substantial indebtedness incurred to finance the consummation of the merger; (3) increases in the amount and risk of collectibility of uninsured accounts, and deductibles and copayment amounts for insured accounts; (4) the ability to achieve operating and financial targets, attain expected levels of patient volumes and control the costs of providing services; (5) possible changes in the Medicare, Medicaid and other state programs that may impact reimbursements to health care providers and insurers; (6) the highly competitive nature of the health care business; (7) changes in revenue mix and the ability to enter into and renew managed care provider agreements on acceptable terms; (8) the efforts of insurers, health care providers and others to contain health care costs; (9) the impact of our charity care and uninsured discounting policies; (10) the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and our corporate integrity agreement with the government; (11) changes in federal, state or local regulations affecting the health care industry; (12) delays in receiving payments for services provided; (13) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel; (14) the outcome of governmental investigations by the United States Attorney for the Southern District of New York and the Securities and Exchange Commission (the “SEC”); (15) the outcome of certain class action and derivative litigation filed with respect to us; (16) the possible enactment of federal or state health care reform; (17) the availability and terms of capital to fund the expansion of our business; (18) the continuing impact of hurricanes on our facilities, the ability to obtain recoveries under our insurance policies, and the ability to secure adequate insurance coverage in future periods; (19) the resolution of the CON appeal with respect to the three West Virginia hospitals sold to LifePoint; (20) changes in accounting practices; (21) changes in general economic conditions; (22) future divestitures which may result in charges; (23) changes in business strategy or development plans; (24) the outcome of pending and any future tax audits, appeals and litigation associated with our tax positions; (25) potential liabilities and other claims that may be asserted against us, and (26) other risk factors described in our Annual Report on Form 10-K and other filings with the SEC. Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.
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